Slopestyle Corporation

1111 Hughes Court

Wylie, Texas 75098

(972) 442-4314

April 28, 2006

Ms. Peggy Kim

Mr. Scott Anderegg

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Slopestyle Corporation

Form SB-1

File No. 333-132082

Dear Ms. Kim and Mr. Anderegg:

Following are responses to your comment letter dated March 27, 2006.

Registration Statement Facing Page

1.

We have revised to include a box by our reliance on Rule 415.

2.

The registration statement has been revised to disclose the minimum offering amount of $75,000.

3.

The way the funds are going to be handled has been revised to be in accordance with Rule 15c2-
4.

Use of Proceeds

4.

This section has been revised to present a midpoint offering, a statement as to the priority of expenditures and amounts for each category (page 3)

Risk Factors

5.

The method of determining the offering price has been described (page 6)

6.

We have included a risk factor about our reliance on subcontractors (page 6)

7.

The risk factor ‘Our services are subject to state government .......’ has been revised to better reflect the risk involved (page 6)

Dilution

8.

The Dilution section and Capitalization section have been revised to present information to include a midpoint number of shares sold (page 7 & 8)

Plan of Distribution

9.

Disclosure has been made about the purchase of offering shares by affiliates (page 9)

Use of Proceeds

10.

We have described the possible increase in legal and printing expenses (page 10)

Description of Business

11.

This section has been revised per your comments (page 11)

12.

We have revised this section to more fully describe our home restoration business (page 11)

Business Operations

13.

We have disclosed how we ensure our subcontractors follow our standards (page 14)

Government Regulations

14.

The issue of paying the license fee and making sure our subcontractors are licensed has been addressed (page 15)

Management’s Discussion and Plan of Operations

15.

This section has been revised to discuss our past operations, and our planned oeprations for the next twelve months (page 17)

Background of Directors and Executive Officers

16.

The company Mr. Buley previously worked for has been disclosed (page 18)

Securities being Offered

17.

The issue of preemptive rights has been revised (page 20)

Financial Statements

Statement of Income

18.

This has been revised to read ‘Statement of Operations’ and also changed in the auditor’s report(s)

Notes to the Financial Statements - December 2004

Note 1 - Nature of Activities and Significant Accounting Policies

Accounts Receivable

19.

The allowance for accounts receivable has been disclosed in the footnote.

Note 5 - Income Taxes

20.

The date of expiration for our net operating loss have been disclosed

Part II

Undertakings

21.

Our undertakings have been revised per Item 512(a)(4) and (g) of Regulation S-B

Exhibits

22.

The numbering of the Exhibits have been changed in accordance with Item 6 of Form SB-1 and of Part III, Item 2 of Form 1-A, Offering Circular Model B.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ Reed T. Buley

Reed T. Buley

President